SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 16 July 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

16 July 2020
BT Group plc
Annual General Meeting 16 July 2020
Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2020 be received.	6,250,099,301	99.93	4,331,200	0.07	101,586,714
Resolution 2 That the Annual Directors' Remuneration Report for the year ended 31 March 2020 be received and approved.	5,920,755,265	93.32	423,941,635	6.68	11,335,964
Resolution 3 That the Directors' Remuneration Policy for the year ended 31 March 2020 be received and approved.	6,036,920,089	95.04	315,057,559	4.96	4,101,574
Resolution 4 That Jan du Plessis be re-elected as a director.	6,331,503,885	99.73	16,829,791	0.27	7,735,014
Resolution 5 That Philip Jansen be re-elected as a director.	6,342,434,320	99.82	11,399,706	0.18	2,263,379
Resolution 6 That Simon Lowth be re-elected as a director.	6,333,422,401	99.68	20,335,491	0.32	2,310,073
Resolution 7 That Iain Conn be re-elected as a director.	6,334,599,565	99.82	11,707,188	0.18	9,725,842
Resolution 8 That Isabel Hudson be re-elected as a director.	6,347,443,811	99.90	6,193,370	0.10	2,386,641
Resolution 9 That Mike Inglis be re-elected as a director.	6,342,341,633	99.82	11,283,708	0.18	2,404,311
Resolution 10 That Matthew Key be re-elected as a director.	6,342,179,692	99.82	11,405,096	0.18	2,445,438
Resolution 11 That Allison Kirkby be re-elected as a director.	6,346,899,996	99.89	6,746,685	0.11	2,378,259
Resolution 12 That Adel Al-Saleh be elected as a director.	6,255,598,631	98.46	97,877,084	1.54	2,526,894
Resolution 13 That Sir Ian Cheshire be elected as a director.	6,328,354,080	99.72	17,836,883	0.28	9,825,983
Resolution 14 That Leena Nair be elected as a director.	6,251,446,798	99.91	5,583,596	0.09	98,987,760
Resolution 15 That Sara Weller be elected as a director.	6,348,227,207	99.92	5,351,346	0.08	2,444,548
Resolution 16 That KPMG LLP be re-appointed as auditors of the company, to hold office until the conclusion of the next general meeting at which accounts are laid before the company.	6,349,052,139	99.92	4,877,741	0.08	2,111,287
Resolution 17 That the Audit & Risk Committee of the Board of directors be authorised to decide the auditors' remuneration.	6,348,179,007	99.91	5,788,869	0.09	2,071,138
Special Business
Resolution 18 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ("2006 Act") to allot relevant securities.	6,006,392,841	94.52	348,067,203	5.48	1,568,730
Resolution 19 That subject to the passing of Resolution 18, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	6,290,331,427	99.05	60,074,426	0.95	5,599,409
Resolution 20 That subject to the passing of Resolution 18, the directors have power to allot further equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	6,126,047,277	96.47	224,303,708	3.53	5,658,017
Resolution 21 That the company has general and unconditional authority to make market purchases as defined in section 693(4) of the 2006 Act of shares of 5p each in the company.	6,204,340,387	97.67	148,145,866	2.33	3,543,447
Resolution 22 That the company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	5,984,706,558	94.18	369,877,363	5.82	1,430,448
Resolution 23 That British Telecommunications plc, a wholly-owned subsidiary of the company, be authorised to make political donations to political organisations.	6,236,585,277	98.15	117,623,581	1.85	1,842,967
Resolution 24 That the rules of the BT Group plc Saveshare Plan be approved.	6,323,344,626	99.52	30,694,662	0.48	2,011,965
Resolution 25 That the rules of the BT Group plc International Saveshare Plan be approved.	6,337,162,430	99.74	16,728,570	0.26	2,148,112
Resolution 26 That the rules of the BT Group plc Employee Stock Purchase Plan be approved.	6,345,523,435	99.87	8,353,344	0.13	2,164,224
Resolution 27 That the rules of the BT Group plc Restricted Share Plan be approved.	6,114,103,983	96.30	235,091,104	3.70	6,819,642
Resolution 28 That the rules of the BT Group plc Deferred Bonus Plan be approved.	6,229,148,869	98.08	121,957,970	1.92	4,924,213
Resolution 29 That the new Articles of Association be adopted.	6,349,832,088	99.95	3,435,163	0.05	2,742,502

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at http://www.morningstar.co.uk/uk/NSM

The total number of shares in issue as at 6.30pm on 14 July 2020, excluding shares held in treasury was 9,917,012,643. 64.09% of the voting capital was instructed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 16 July 2020